Exhibit 8

Changes in subsidiaries of Océ N.V. since the listing thereof in Océ Form 20-F for its fiscal year ended November 30, 2003

Name of subsidiaries	Jurisdiction of Incorporation of Organisation	Notes
Océ Printing Systems (South Africa) (Pty.) Ltd.	South Africa	Sold as per December 1, 2002.

Océ-Lima Mayer S.A.	Portugal	Renamed into Océ-Portugal Equipamentos Gráficos S.A. as per March 25, 2003.

Océ Credit Corporation	USA	Renamed into Océ-Financial Services, Inc. as per May 30, 2003.

Océ Real Business Solutions B.V.	The Netherlands	Dissolved July 2003 and once more in March 2004.

Océ Printing Systems USA, Inc.	USA	Merger with Océ-USA, Inc. with name change into Océ North America, Inc. as per November 6, 2003.

Océ-USA, Inc.	USA	Merger with Océ Printing Systems USA, Inc. with name change into Océ North America, Inc. as per November 6, 2003.

Archer Management Services, Inc.	USA	Renamed into Océ Business Services, Inc. as per December 24, 2003.

SCI Benson Guérande	France	Dissolved October 25, 2002